As filed with the Securities and Exchange Commission on March 7, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
___________________________
Griffin-American Healthcare REIT III, Inc.
(Name of Subject Company)
Griffin-American Healthcare REIT III, Inc.
(Name of Person(s) Filing Statement)
___________________________
Common Stock, $0.01 par value per share
(Title of Class of Securities)
398183103
(CUSIP Number of Class of Securities)
Jeffrey T. Hanson
Chief Executive Officer and Chairman of the Board of Directors
Griffin-American Healthcare REIT III, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612
(949) 270-9200
(949) 474-0442 (Facsimile)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
With Copies to:
Lauren Burnham Prevost
Seth K. Weiner
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000
(404) 365-9532 (Facsimile)
___________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to the cash tender offer by Everest REIT Investors I, LLC and Everest REIT Investors II, LLC (collectively, “Everest REIT Investors”) to purchase up to 1,000,000 shares of the outstanding common stock, par value $0.01 per share, of Griffin-American Healthcare REIT III, Inc., a Maryland corporation (which we refer to herein as the “Company,” “we,” “our” or “us”), at a price of $6.50 per share (the “Offer Price”) in cash. As discussed below, the Company’s board of directors recommends that the stockholders reject the tender offer by Everest REIT Investors to purchase their shares of the Company’s common stock.

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company is Griffin-American Healthcare REIT III, Inc., a Maryland corporation. The address of the principal executive offices of the Company is 18191 Von Karman Avenue, Suite 300, Irvine, California 92612, and the Company’s phone number is (949) 270-9200.

(b) Securities. The class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, $0.01 par value per share (the “Shares”). As of February 23, 2018, there were 200,478,669 Shares outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person. The name, address and telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by Everest REIT Investors to purchase up to 1,000,000 Shares at a purchase price equal to $6.50 per share, subject to the conditions set forth in the Offer to Purchase dated February 23, 2018 (the “Offer to Purchase”) and the related Transfer Agreement (together with the Offer to Purchase, the “Everest REIT Investors Offer”), as set forth in Everest REIT Investors’ Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2018 (the “Schedule TO”).

According to the Schedule TO, the address and principal executive offices of Everest REIT Investors are 199 South Los Robles Avenue, Suite 200, Pasadena, California 91101, and its telephone number is (626) 585-5920.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and Everest REIT Investors and its executive officers, directors or affiliates.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for the agreements, arrangements or understandings and actual or potential conflicts of interest discussed in (a) the section entitled “Part I — Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 15, 2017 (the “2016 Form 10-K”), as well as Note 14, Related Party Transactions, to the Consolidated Financial Statements contained in “Part IV — Item 15. Exhibits, Financial Statement Schedules” in the 2016 Form 10-K, which information is incorporated herein by reference, (b) the sections entitled “Corporate Governance — Director Independence,” “Corporate Governance — Committees of our Board of Directors — Audit Committee,” “Compensation of Directors and Executive Officers — Executive Compensation,” “Compensation of Directors and Executive Officers — Compensation Committee Interlocks and Insider Participation,” “Compensation of Directors and Executive Officers — Director Compensation, “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Party Transactions,” and “Audit Committee Report to Stockholders” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 4, 2017 (the “2017 Proxy Statement”), which information is incorporated herein by reference, and (c) Note 14, Related Party Transactions, to the Condensed Consolidated Financial Statements contained in the section entitled “Part I — Item 1. Financial Statements (Unaudited)” in the Quarterly Reports on Form 10-Q for the periods ended March 31, 2017, June 30, 2017 and September 30, 2017 filed with the SEC on May 15, 2017, August 14, 2017 and November 14, 2017, respectively (collectively, the “Quarterly Reports”), which information is incorporated herein by reference. The 2016 Form 10-K and 2017 Proxy Statement were previously made available to all of the Company’s stockholders within the past year, and the 2016 Form 10-K, 2017 Proxy Statement and Quarterly Reports are available for free on the SEC’s web site at www.sec.gov.

Item 4. The Solicitation or Recommendation.

(a) Recommendation. The Company’s board of directors recommends that the stockholders reject the tender offer by Everest REIT Investors to purchase their shares of the Company’s common stock. The information set forth in the letter to stockholders, dated March 7, 2018 (the “Letter to Stockholders”), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the Everest REIT Investors Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the Everest REIT Investors Offer.

Item 6. Interest in Securities of the Subject Company.

Based on the Company’s records and on information provided to the Company by its directors, executive officers, affiliates and subsidiaries, during the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company, its executive officers, directors, affiliates or subsidiaries; provided, however, that Harold H. Greene, one of the Company’s independent directors, participates in the Company’s distribution reinvestment plan and acquired 237 and 215 Shares on February 1, 2018 and March 1, 2018, respectively, for $9.27 per share pursuant thereto.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a)  Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Everest REIT Investors Offer that relate to a tender offer or other acquisition of the Shares by the Company, any subsidiary of the Company or any other person.

(b)  Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Everest REIT Investors Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

(c)  Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Everest REIT Investors Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Cautionary Note Regarding Forward-Looking Statements

Certain statements of the Company included in this Schedule 14D-9 that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology. The forward-looking statements included herein are based upon management’s current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company’s actual results and performance could differ materially from those set forth in the forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, in the sections entitled “Part I — Item 1A. Risk Factors” in the Company’s 2016 Form 10-K (incorporated herein by reference) and “Part II — Item 1A. Risk Factors” in the Quarterly Reports (incorporated herein by reference). These factors include, but are not limited to: changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; policies and guidelines applicable to real estate investment trusts; the Company’s ability to maintain tenancy occupancy levels; the availability of capital and debt financing; and the Company’s ongoing relationship with its advisor and affiliates.

Stockholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)*	Letter to Stockholders from Jeffrey T. Hanson, Chief Executive Officer and Chairman of the Board of Directors of the Company, dated as of March 7, 2018.
(e)(1)**	Excerpts from the Annual Report on Form 10-K filed by the Company with the SEC on March 15, 2017.
(e)(2)**	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on April 4, 2017.
(e)(3)**	Excerpts from the Quarterly Report on Form 10-Q filed by the Company with the SEC on May 15, 2017.
(e)(4)**	Excerpts from the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 14, 2017.
(e)(5)**	Excerpts from the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 14, 2017.

*	Included in copy mailed to stockholders.

**	Those sections of the 2016 Form 10-K, 2017 Proxy Statement and Quarterly Reports specified in Items 3 and 8 hereto are incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.

Date: March 7, 2018	/s/ Jeffrey T. Hanson
Name: Jeffrey T. Hanson
Title: Chief Executive Officer